Executed Copy

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E.

JULY 23, 2002

Banco Santiago

(Exact name of Registrant as specified in its charter)

Republic of Chile
(Jurisdiction of Incorporation)

Bandera 201
Santiago, Chile
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) Not applicable

BANCO SANTIAGO

TABLE OF CONTENTS

BANCO SANTIAGO

www.bancosantiago.cl

For Release: IMMEDIATELY

Contact: Desirée Soulodre, (562) 647-4747, dsoulod@bancosantiago.cl

Neil McGuinness, (562) 647-6482, nmcguin@bancosantiago.cl

BANCO SANTIAGO ANNOUNCES SECOND QUARTER 2002 FINANCIAL RESULTS

- Banco Santiago recorded net income for the second quarter of 2002 of Ch$35,570 million (US$51 million), a 12.1% increase over the first quarter of 2002 and a 4.2% increase over the second quarter of 2001.
- The second quarter 2002 net income resulted in earnings per ADS of US$0.54, a return on average total assets (ROAA) of 2.08% (annualized), and a return on average shareholders' equity (ROAE) of 28.49% (annualized).
- The Bank's efficiency ratio was 45.4% during the second quarter of 2002 an improvement from the 47.26% for the previous quarter.
- Past due loans as a percentage of total loans decreased from 1.34% to 1.33% between the first and second quarters of 2002.
- The Bank's loan market share is still at a high level, finishing the second quarter of 2002 at 16.1%.
- The Chilean Central Bank cut its short-term reference interest rate for monetary policy by 75 basis points during the second quarter of 2002 from 4.75% to 4.00%. In mid-July the Central Bank reduced the reference rate another 75 basis points to 3.25%.

Santiago, Chile — July 24, 2002 — Banco Santiago (NYSE: SAN) today announced its unaudited results for the second quarter of 2002. These results are reported on a consolidated basis and in accordance with Chilean GAAP. All figures presented are in constant Chilean pesos of June 30, 2002 and thousands of US dollars at the June 30, 2002 exchange rate of Ch$697.62 per US$1.

Banco Santiago (the "Bank") reported net income for the second quarter of 2002 of Ch$35,570 million, as compared to net income of Ch$31,730 million for the previous quarter and Ch$34,147 million for the second quarter of 2001. This net income resulted in earnings per ADS of US$0.54 (Ch$0.36 per underlying share), a return on average total assets (ROAA) of 2.1% (annualized), and a return on average shareholders' equity (ROAE) of 28.5% (annualized) for the quarter.

The Bank's net income increased by 12.1% in the second quarter of 2002 as compared to the first quarter of 2002. This improvement is explained by an increase in net interest revenue (17.7%). The Bank's net interest margin in the second quarter of 2002 reached a high level of 5.04%, compared to the first quarter of 2002, when it was 4.17%, and to the second quarter of 2001 (4.79%).

Selected Financial Information

	2Q 2002	1Q 2002	2Q 2001	% Change 2Q02-1Q02	% Change 2Q02-2Q01
	(Millions of constant Chilean pesos of June 30, 2002 purchasing power, except percentages)				
Components of Net Income					
Net Interest Revenue	75.622	64.223	66.284	17,7%	14,1%
Provisions for Loan Losses	(8.947)	(12.954)	(12.629)	(30,9%)	(29,2%)
Income from Fees & Services	11.424	11.678	12.459	(2,2%)	(8,3%)
Other Income	5.720	8.278	9.470	(30,9%)	(39,6%)
Operating Expenses	(39.341)	(39.166)	(37.906)	0,4%	3,8%
Loss from Price-Level Restatement	(2.518)	1.532	(3.517)	NMF	(28,4%)
Income Before Taxes	41.960	33.591	34.161	24,9%	22,8%
Net Income	35.570	31.730	34.147	12,1%	4,2%
Net Interest Margin	5,04%	4,17%	4,79%		
Efficiency Ratio	45,40%	47,26%	45,63%		
Return on Average Total Assets*	2,08%	1,82%	2,13%		
Return on Average Shareholders' Equity*	28,49%	22,73%	28,62%		
Branches	169	169	169		
Employees	4.374	4.489	4.710		
Automatic Teller Machines	579	596	616		

* Annualized
NMF: Not meaningful

The Bank's loan portfolio increased by 0.9% during the second quarter of 2002 compared to the previous quarter and by 3.9% compared to the second quarter of 2001. Increases in foreign trade loans, mortgage loans and leasing contracts were the main drivers of loan growth.

The Bank's risk index as of June 30, 2002 was 1.35%, the same as of the end of last March, and similar to the index in the second quarter of 2001, when it stood at 1.32%. Between the first quarter and the second quarter of 2002, past due loans as a percentage of total loans decreased slightly from 1.34% to 1.33%. During the same period, the coverage ratio decreased from 140.3% to 137.2%.

MERGER UPDATE

On July 18, 2002 in an extraordinary shareholders' meeting the merger by absorption of Banco Santander-Chile into Banco Santiago was approved. As a consequence, Banco Santiago will, as the surviving entity, acquire the assets and assume the liabilities of Banco Santander-Chile and will incorporate the equity and shareholders of Banco Santander-Chile into Banco Santiago. As a result Banco Santiago will issue 89,511,910,227 shares to be exchanged for the outstanding shares of Banco Santander Chile. The new bank will be called Banco Santander-Chile. In particular, the most relevant matters approved by shareholders were:

Approval of the conditions established by the Chilean Superintendency of Banks and Financial Institutions in its Resolution No. 47, issued on May 16, 2002, regarding the merger of Banco Santiago and Banco Santander-Chile which included establishing a minimum BIS ratio of 12% compared to the minimum legal ratio of 8%.

Approval of the terms of exchange for the merger, reflecting that Banco Santiago will constitute 52.5% and Banco Santander-Chile will constitute 47.5% of the merged entity. Each common share of Banco Santander-Chile will be exchanged for 3.55366329 Banco Santiago shares.

Approval of the effectiveness of the merger for accounting purposes as of January 1, 2002, after all legal requirements have been fulfilled. This signifies that the shareholders of Banco Santander Chile will have the right to receive a dividend over the profits of the merged bank for the full year 2002.

Approval of the amendments to the Bank's By-laws.

In a similar meeting held the same *day* by Banco Santander *the shareholders*' of this bank also approved the transaction.

Structure

The Chairman of the new Bank will be Mr. Mauricio Larraín former First Vice-Chairman of Banco Santander and the CEO of the new Bank will be Mr. Fernando Cañas current CEO of Banco Santiago. The Board will have a total of 11 members of which 7 are independent directors. The first two tiers of management have also been defined with a balanced combination of people coming from both banks.

Synergies

The effective date of the merger will be August 1, 2002. The merger of systems and operations in general is estimated to take between 6-8 months to assure that the merger process will be completed in the smoothest manner in order not to disrupt client service and to create shareholder value. A voluntary retirement program has been offered to employees and it is expected that around 700 persons will accept it.

Asset Sale

Management is also analyzing the possibility of realizing an asset sale in order to increase the value and growth opportunity of the new Bank. This asset sale will be up to 8 percentage points of market share. Depending on the size of the transaction and as a way of assuring it adds value and is performed in a transparent way, the Board has considered: a) hiring two international investment banks to evaluate the convenience of the sale process, with the aim of identifying if it creates value for all , and b) asking shareholders to approve the process in an extraordinary shareholders' meeting.

THE BANK AND ITS SUBSIDIARIES

During the second quarter of 2002, the Bank, excluding its subsidiaries, accounted for Ch$31,710 million of the consolidated net income of Ch$35,570 million. This represents an increase of Ch$3,739 million as compared to the first quarter of 2002 and an increase of 2.4% when compared to the second quarter of last year. Overall, the Bank's contribution in the second quarter of 2002 accounted for 89.1% of total net income, while it represented 88.2% during the previous quarter and

90.7% during the second quarter of 2001. Total net income for the Bank's subsidiaries in the second quarter of 2002 was Ch$3,860 million, an increase of Ch$101 million over the first quarter of 2002.

Net income for the Bank's largest subsidiary, Santiago Leasing, rose by 8.4% in the second quarter of 2002, as compared to the previous quarter, while it grew by 32.2% when compared to the second quarter of 2001. In the quarter-over-quarter analysis, this increase is mainly explained by a 112.8% and 14.1% increases in fee income and net interest revenue, respectively.

The Bank's stock brokerage subsidiary, Santiago Corredora de Bolsa, reported net income of Ch$422 million for the second quarter of 2002, 0.2% and 12.6% lower than in the first quarter of 2002 and the second quarter of 2001, respectively. Despite the interest rates cuts during the second quarter of 2002, the stock market had a very volatile performance, negatively impacting the subsidiary's portfolio, which includes fixed income securities and stocks.

Net Income

	2Q 2002	1Q 2002	2Q 2001	% Change 2Q02-1Q02	% Change 1Q02-1Q01
	(Millions of constant Chilean pesos of June 30, 2002 purchasing power, except percentages)				
Net Income					
Bank (excluding subsidiaries)	31.710	27.971	30.975	13,4%	2,4%
Leasing	1.739	1.604	1.315	8,4%	32,2%
Factoring	340	369	242	(7,9%)	40,5%
Financial Advisory Services	(43)	(20)	25	115,0%	NMF
Stock Brokerage	422	423	483	(0,2%)	(12,6%)
Insurance Brokerage	335	423	224	(20,8%)	49,6%
Collections Agency	169	129	130	31,0%	30,0%
Mutual Fund Management	898	831	752	8,1%	19,4%
Consolidated Net Income	35.570	31.730	34.146	12,1%	4,2%

NMF: Not meaningful

The results presented above are not adjusted for the effects of operations between subsidiaries.

During the second quarter of 2002, Santiago Administradora de Fondos Mutuos, the Bank's mutual fund subsidiary, experienced a 8.1% increase in net income compared to the first quarter of 2002 and a 19.4% improvement compared to the same quarter of last year.

Santiago Corredora de Seguros, the insurance brokerage subsidiary, returned Ch$335 million in net income for the second quarter of 2002, showing a 20.8% decreased when compared to the previous quarter, and a 49.6% growth compared to the same quarter of last year.

The factoring subsidiary, experienced a 7.9% drop in net income when compared to the first quarter of 2002, however it showed a 40.5% rise in net income compared to the second quarter of 2001.

NET INTEREST REVENUE

Net interest revenue in the second quarter of 2002 was Ch$75,622 million, or 17.7% higher than in the first quarter of 2002, resulting from a 40.6% increase in interest revenue and a 71.1% increase in interest expense. In the case of interest revenue, the increase was due to a 43.6% hike of nominal interest rates, slightly offset by a 2.7% drop in average interest earning assets. The increase in interest expense is explained by a 75.0% growth in nominal interest rates, despite the 134% decrease in interest bearing liabilities.

Between the first and second quarter of 2002, the average spread increased significantly, from 3.40% to 3.79%. For the second quarter of 2002, the average rates earned and paid were 10.55% and 6.76%, respectively, as compared to 7.30% and 3.9%, respectively, for the first quarter of 2002. Both the average rates earned and paid increased significantly between the first and second quarters of 2002 as a result of higher inflation. Inflation for accounting purposes was 1.0% during the second quarter of 2002, compared to negative 0.4% during the previous quarter. Inflation adjustment always has a strong impact on nominal interest rates, especially on foreign currency denominated assets, where the average spread increased by 62bps, from 1.69% to 2.39%, at the end of the second quarter.

Net Interest Margin Analysis

	2Q 2002	1Q 2002	2Q 2001	% Change 2Q02-1Q02	% Change 2Q02-2Q01
	(Millions of constant Chilean pesos of June 30, 2002 purchasing power, except percentages)				
Interest Revenue	158,173	112,462	166,368	40.6%	(4.9%)
Interest Expense	(82,551)	(48,239)	(100,084)	71.1%	(17.5%)
Net Interest Revenue	75,622	64,223	66,284	17.7%	14.1%
Average Interest Earning Assets	5,996,387	6,162,708	5,531,024	(2.7%)	8.4%
Net Interest Margin*	5.04%	4.17%	4.79%		

* Net Interest Revenue * 4 / Average Interest Earning Assets

When comparing with the second quarter of 2001, the average spread increased from 3.13% to 3.79%, despite both the average rate earned and paid showing decreases of (148bps) and (211bps), respectively.

In addition, the composition of average total assets and liabilities changed slightly. On one side, average interest earning assets as a percentage of average total assets decreased between the first and second quarter of 2002 from 88.2% to 87.6%, while average interest bearing liabilities as a percentage of average total liabilities increased slightly from 70.9% to 71.4% over the same period. As a result, the percentage of average interest earning assets funded by non-interest bearing liabilities dropped from 19.7% to 18.5%.


Efficiency
NIM
Spread
6%
5%
4%
3%
2%
1%
0%
60%
55%
50%
45%
40%
2000-1Q
2000-2Q
2000-3Q
2000-4Q
2001-1Q
2001-2Q
2001-3Q
2001-4Q
2002-1Q
2002-2Q
45.0%
45.6%
55.5%
45.4%
4.2%

As a result of the 1.0% inflation (for accounting purposes) during the second quarter of 2002, the yield on non-interest bearing liabilities, measured by the nominal interest rate paid on liabilities, strongly increased from 2.76% at the end of the first quarter of 2002 to 4.83% at the end of the second quarter, offsetting in part the negative effect of higher inflation. Net interest margin was 5.04% in the second quarter of

2002, compared to 4.17% in the previous quarter and 4.79% at the end of the second quarter of 2001.

As of June 1, 2002, Chilean banks started paying interests on checking accounts, which should have a negative effect over net interest margin, however the impact has been much lower than that initially projected and will be compensated in part by greater operating efficiencies.

INTEREST EARNING ASSETS

Interest earning assets as of June 30, 2002 increased by 1.8% in real terms as compared to March 31, 2002, and by 5.5% as compared to June 30, 2001. The increase between the first and second quarter of 2002 was driven by increases in foreign trade loans (8.6%), mortgage loans (2.0%), leasing contracts (3.7%) and interbank loans (46.2%). The increase between the second quarter of 2001 and the second quarter of 2002 is mainly explained by increases in foreign trade loans (31.6%), leasing contracts (11.4%), contingent loans (23.6%) and interbank loans(299.1%).

Interest Earning Assets

	2Q 2002	1Q 2002	2Q 2001	% Change 2Q02-1Q02	% Change 2Q02-2Q01
	(Millions of constant Chilean pesos of June 30, 2002 purchasing power, except percentages)				
Interest Earning Assets					
Commercial Loans	1,919,347	1,979,966	1,993,230	(3.1%)	(3.7%)
Consumer Loans	318,575	326,158	310,842	(2.3%)	2.5%
Mortgage Loans	1,061,258	1,040,819	1,020,955	2.0%	3.9%
Foreign Trade Loans	445,602	410,347	338,592	8.6%	31.6%
Interbank Loans	134,619	92,089	33,732	46.2%	299.1%
Leasing Contracts	290,304	280,040	260,610	3.7%	11.4%
Other Outstanding Loans	549,831	565,423	645,019	(2.8%)	(14.8%)
Contingent Loans	379,140	364,333	306,749	4.1%	23.6%
Financial Investments	908,709	893,673	823,522	1.7%	10.3%
Interbank Deposits	81,749	31,242	36,406	161.7%	124.5%
Total Interest Earning Assets	6,089,134	5,984,090	5,769,657	1.8%	5.5%

The Bank's loan portfolio posted a 0.9% increase in the second quarter of 2002 as compared to the previous quarter, mainly driven by foreign trade loans, interbank loans, and leasing contracts. However, reductions of 3.1% and 2.3% in commercial and consumer loans, respectively, partially offset those increases.

The loan book increased by 3.9% over the second quarter of 2001, mainly due to increases in mortgage loans (3.9%), consumer loans (2.5%) and foreign trade loans (31.6%), partially offset by a 3.7% decrease in commercial loans.

Financial investments increased by 10.3% between the second quarter of 2001 and the second quarter of 2002. This is mainly explained by a more active trading position, as a result of the lower short-term interest rate environment since the first quarter of 2001. The bank has been taking positions in long term securities, in order to take advantage of the several interest rate cuts.

FUNDING

Interest bearing liabilities in the second quarter of 2002 decreased by 0.3% as compared to the previous quarter, and non-interest bearing liabilities increased by 2.4% over the same period. When compared to the second quarter of 2001, interest bearing liabilities rose by 5.0%, while non-interest bearing liabilities decreased by 21.1%.

Non-interest bearing demand deposits, experienced a 13.3% increase in the second quarter of 2002 over the first quarter, due to a 25.7% increase in banker's drafts and other deposits while checking accounts increased by 4.1%. When compared to the second quarter of 2001, non-interest bearing demand deposits decreased by 5.5%, resulting from a 5.9% growth in checking accounts and a 15.5% reduction in Bankers drafts and other deposits.

Interest bearing liabilities in the second quarter of 2002 were influenced by increases in Central Bank borrowings 82.2% and a 66.8% increase in foreign borrowings.

When comparing the second quarter of 2002 with the second quarter of 2001, the 5.0% increase in interest bearing liabilities is mainly explained by a 7.4% increase in saving accounts and time deposits and a 4.8% rise in mortgage bonds.

Funding

	2Q 2002	1Q 2002	2Q 2001	% Change 2Q02-1Q02	% Change 2Q02-2Q01
	(Millions of constant Chilean pesos of June 30, 2002 purchasing power, except percentages)				
Interest Bearing Liabilities					
Savings Accounts & Time Deposits	2,762,764	2,801,233	2,572,661	(1.4%)	7.4%
Central Bank Borrowings	60,097	32,979	54,270	82.2%	10.7%
Repurchase Agreements	191,435	213,091	198,932	(10.2%)	(3.8%)
Mortgage Finance Bonds	1,113,547	1,093,460	1,062,688	1.8%	4.8%
Senior Bonds	218,615	224,586	236,508	(2.7%)	(7.6%)
Subordinated Bonds	274,854	262,694	261,655	4.6%	5.0%
Borrowings From Domestic Banks	71,113	180,911	208,557	(60.7%)	(65.9%)
Foreign Borrowings	253,912	152,271	112,373	66.8%	126.0%
Other Obligations	37,099	38,670	39,091	(4.1%)	(5.1%)
Total Interest Bearing Liabilities	4,983,436	4,999,895	4,746,735	(0.3%)	5.0%
Non-interest Bearing Liabilities					
Demand Deposits	970,807	856,480	1,026,945	13.3%	(5.5%)
Other Liabilities	523,781	602,475	868,029	(13.1%)	(39.7%)
Total Non-Interest Bearing Liab.	1,494,588	1,458,955	1,894,974	2.4%	(21.1%)

Average interest bearing liabilities decreased by 1.3% in real terms between the first and second quarters of 2002 and by 8.6% when compared to the second quarter of 2001. Average non-interest bearing liabilities experienced a 3.8% decrease over the first quarter of 2002, and increased by 2.1% over the second quarter of 2001.

LOAN LOSS PROVISIONS AND RESERVES

During the second quarter of 2002, the Bank established loan loss provisions of Ch$8,947 million, 30.9% lower than during the previous quarter and 29.2% lower than the second quarter of 2001.

The ratio of write-offs to average loans was 0.81% annualized for the second quarter of 2002, lower than the 0.91% and 0.84% reported at the end of both the prior quarter and the second quarter of 2001. Commercial loans experienced a 29.1% reduction in write-offs, partially offset by increases in the consumer segments, factoring and leasing areas. The Bank's risk index remained stable at 1.35% at the end of the second quarter of 2002.

Past due loans as a percentage of total loans remained relatively stable when comparing the second quarter of 2002 with the first quarter of 2002, decreasing from 1.34% to 1.33%. When compared to the second quarter of 2001, past due loans as a percentage of total loans were at the same level. Non-performing loans as a percentage of total loans increased from 1.82% to 2.21% between the first and second quarters of 2002, but decreased from 2.26% between the second quarter of 2001 and the second quarter of this year.

Loan loss reserves as of June 30, 2002 totaled Ch$94,443 million, a 2.3% decrease as compared to March 31, 2002 and a 3.5% increase when compared to the second quarter of 2001. The Bank's coverage ratio showed a slight reduction to 137.2% in the second quarter of 2002, from 137.8% one year ago. This index remains at a healthy level when compared to the banking industry in general.

Asset Quality Analysis

	2Q 2002	1Q 2002	2Q 2001	% Change 2Q02-1Q02	% Change 2Q02-2Q01
	(Millions of constant Chilean pesos of June 30, 2002 purchasing power, except percentages)				
Provisions Established	(8,947)	(12,954)	(12,629)	(30.9%)	(29.2%)
Write-offs	(10,133)	(11,587)	(10,183)	(12.5%)	(0.5%)
Past Due Loans2	68,821	67,334	66,226	2.2%	3.9%
Non-performing Loans1	113,983	93,432	112,701	22.0%	1.1%
Loan Loss Reserves	94,443	96,632	91,289	(2.3%)	3.5%
Total Loans	5,167,497	5,126,509	4,975,955	0.8%	3.8%
Average Loans	5,002,147	5,121,302	4,847,834	(2.3%)	3.2%
Write-offs / Average Loans3	0.81%	0.91%	0.84%		
Loan Loss Reserves / Total Loans	1.83%	1.88%	1.83%		
Non-performing Loans1 / Total Loans	2.21%	1.82%	2.26%		
Past Due Loans2 / Total Loans	1.33%	1.34%	1.33%		
Loan Loss Reserves / Past Due Loans2	137.23%	143.51%	137.84%		
Official Risk Index 4	1.35%	1.35%	1.32%		

1) Non-performing loans include all loans that are one or more days overdue.
2) Past due loans include all loans that are 90 or more days overdue.
3) Annualized.
4) Unconsolidated.

INCOME FROM FEES & SERVICES

In the second quarter of 2002, income from fees and services decreased by 2.2% over the prior quarter. Total income from fees and services rose by 1.5%, mainly due to increases in letters of credit and guarantees (61.0%), foreign trade fees (21.8%) and checking account fees (4.0%). On the subsidiaries' side, income from leasing grew by 88.8%, while insurance and stock brokerage grew by 38.4% and 58.5%, respectively, over the first quarter of 2002.

Income from Fees & Services

	2Q 2002	1Q 2002	2Q 2001	% Change 2Q02-1Q02	% Change 2Q02-2Q01
	(Millions of constant Chilean pesos of June 30, 2002 purchasing power, except percentages)				
Income from Fees & Services					
Banking Services	5,778	8,673	7,773	(33.4%)	(25.7%)
Subsidiaries Services	5,447	4,117	3,956	32.3%	37.7%
Other	199	(1,112)	732	NMF	(72.8%)
Net Fee & Service Income	11,424	11,678	12,461	(2.2%)	(8.3%)

Total services expenses for the second quarter of 2002 compared to the first quarter increased by 8.9%. Contributing to this expansion increases of 63.4% in credit card expenses and 9.6% in ATM expenses.

Regarding the ratio fees over operating expenses (*recurrencia*), the Bank has improved significantly since the end of 2001, moving from 27.8% as of the end of last year up to 34.0% at the close of the second quarter 2002. For this year the goal is to maintain a level of 32%, which as already been accomplished as of last June.



Fees / Operating Expenses
(Recurrencia)
40%
35%
30%
25%
20%
15%
10%
16.0%
22.9%
19.8%
24.4%
27.8%
33.6%
34.0%
1997
1998
1999
2000
2001
2002-1Q
2002-2Q

It is important to mention that as of the third quarter of last year, the Bank reclassified fees related to sales force expense, which in the past were accounted as part of the personnel expenses. For analysis purposes, the adjustment was not done for the second quarter figures of 2001.

When comparing with the second quarter of last year, net income from fees and services for the second quarter of 2002 decreased by 8.3%, resulting from a 9.9% increase in total income from fees and services, while total services' expenses grew by 69.7%.

OTHER INCOME

Other operating income declined by 30.9% over the first quarter of 2002 and by 39.6% over the second quarter of 2001, mainly due to strong decreases in income from foreign exchange transactions.

Other Income

	2Q 2002	1Q 2002	2Q 2001	% Change 2Q02-1Q02	% Change 2Q02-2Q01
	(Millions of constant Chilean pesos of June 30, 2002 purchasing power, except percentages)				
Other Income					
Other Operating Income					
Trading & Brokerage Activities, Net	8,117	8,013	3,003	1.3%	170.3%
Foreign Exchange Transactions, Net	(8,502)	(1,048)	1,330	711.3%	NMF
Total Other Operating Income, Net	(385)	6,965	4,333	NMF	NMF
Other Income & Expense, Net	6,105	1,313	5,137	365.0%	18.8%
Total Other Income	5,720	8,278	9,470	(30.9%)	(39.6%)

NMF: Not meaningful

As a result of the drop in interest rates, both in Chile and the US during the second quarter, the Bank realized gains linked to fix income securities, mainly Yankee bonds. As a result the Trading & Brokerage activities increased by 1.3% over the previous quarter, and by 170.3% over the second quarter of 2001. On the other hand, as of the end of June 2002, the Bank was short in its dollar position, and as a result of a 4.0% apreciation of the US dollar in the local market, the bank showed a 711.3% increase in losses for foreign exchange transactions. This short position is hedge with peso denominated securities indexed to the US dollar, however such instruments earned interest, are for accounting purposes are carried as interest revenue.

The Bank experienced a strong increase in other income and expenses, net between the first and second quarters of 2002 (from Ch$1,313 million to Ch$6,105 million). On a year-over-year basis, other income and expenses net showed an increase of 18.8%. During the quarter, the Bank sold some repossesed assets, which explained such increase.

OPERATING EXPENSES

In the second quarter of 2002, total operating expenses slightly grew by 0.4% as compared to the first quarter of 2002 and increased by 3.8% as compared to the second quarter of 2001.

During the second quarter of 2002, both personnel salaries and expenses and administrative expenses showed decreases of 0.7% and 6.7%, compared to the prior quarter, respectively. On the other hand, depreciation and amortization, experienced a 28.8% increased as a result of the implementation of the Altamira systems.

Operating Expenses

	2Q 2002	1Q 2002	2Q 2001	% Change 2Q02-1Q02	% Change 2Q02-2Q01
	(Millions of constant Chilean pesos of June 30, 2002 purchasing power, except percentages)				
Operating Expenses					
Personnel Salaries & Expenses	(20,083)	(20,216)	(19,417)	(0.7%)	3.4%
Administrative & Other Expenses	(13,540)	(14,512)	(14,652)	(6.7%)	(7.6%)
Depreciation & Amortization	(5,718)	(4,438)	(3,837)	28.8%	49.0%
Total Operating Expenses	(39,341)	(39,166)	(37,906)	0.4%	3.8%
Efficiency Ratio*	45.40%	47.26%	45.63%		

* Operating Expenses / (Net Interest Revenue + Income from Fees & Services + Other Operating Income)

When comparing the second quarter of 2002 with the same quarter of 2001, personnel salaries and expenses increased by 3.4%, while administrative and other expenses decreased by 7.6%.

Since operating costs were stable between the first and second quarters of 2002, and net interest revenue grew significantly, the Bank was able to improve its efficiency ratio from 47.3% to 45.4%. The efficiency ratio was 45.6% in the second quarter of 2001.

LOSS FROM PRICE-LEVEL RESTATEMENT

The net effect of the inflation adjustment for non-monetary assets and liabilities lead to a loss of Ch$2,518 million for the second quarter of 2002.

INCOME TAXES

The Bank paid income tax Ch$6,390 million during the second quarter of 2002, having used up it's tax credit which was linked to the retirement of the Bank's subordinated debt that arose during the financial crisis of the early eighties.

SHAREHOLDERS' EQUITY

As of June 30, 2002, the Bank's shareholders' equity totaled Ch$490,126 million including net income for the first half of the year. As of June 30, 2002, the Bank's Basle and Tier I capital ratios were 12.9% and 6.3%, respectively, as compared to 12.7% and 6.4% as of March 31, 2002. These figures are well above the 8% and 3% respective minima required by Chilean banking regulations.

RATINGS

	Moody's	Standard & Poor's

Long term foreign currency debt	A2	A-
Long term foreign currency sub debt	A2	BBB+

Second Quarter 2002 Financial Highlights

	Quarter Ended			Year-to-date	
	Jun 30, 2002	Mar 31, 2002	Jun 30, 2001	Jun 30, 2002	Jun 30, 2001
	(Nominal Chilean pesos at the end of each period, except percentages)				
Market Analysis					
Shares Outstanding (Millions)	98.934	98.934	98.934	98.934	98.934
ADS Outstanding (Millions)	95,22	95,22	95,22	95,22	95,22
Shares per ADS	1.039	1.039	1.039	1.039	1.039
Price per ADS (US$, at close of period)	17,35	20,11	22,81	17,35	22,81
Exchange Rate (US$ / Ch$)	697,62	664,44	626,65	697,62	626,65
Market Capitalization (US$ millions)	1.652	1.915	2.172	1.652	2.172
Earnings per ADS (US$)	0,54	0,50	0,57	1,04	1,10
Book Value per ADS (US$)	7,38	7,20	8,17	7,38	8,17
Price to Earnings Multiple (annualized)	8,1x	10,0x	10,0x	8,4x	10,4x
Price to Book Value Multiple	2,4x	2,8x	2,8x	2,4x	2,8x
Dividend per ADS (US$)	NA	NA	NA	2,07	2,20
Dividend Payout Ratio	NA	NA	NA	100%	100%
Dividend Yield *	NA	NA	NA	11,95%	9,64%

* Projected. Banks only pay dividens once a year.

Banco Santiago and Subsidiaries
Consolidated Income Statement

Millions of constant Chilean pesos of 06/30/02 purchasing power and thousands of US dollars at the 06/30/02 exchange rate of 697.62

	2Q 2002	1Q 2002 Ch$ Millions	2Q 2001	2Q02-1Q02 % Change	2Q02-2Q01	YTD 2002 Ch$ Millions	YTD 2001	YTD02 - YTD01 % Change	2Q 2002 US$ Thousands
INTEREST REVENUE AND EXPENSE									
Interest Revenue	158,173	112,462	166,368	40.65%	(4.93%)	269,522	299,952	(10.14%)	226,732
Interest Expense	(82,551)	(48,239)	(100,084)	71.13%	(17.52%)	(130,312)	(167,541)	(22.22%)	(118,332)
Interest Revenue, Net	75,622	64,223	66,284	17.75%	14.09%	139,210	132,411	5.13%	108,400
PROVISIONS FOR LOAN LOSSES	(8,947)	(12,954)	(12,629)	(30.93%)	(29.16%)	(21,773)	(22,565)	(3.51%)	(12,825)
INCOME FROM FEES & SERVICES									
Total Income from Fees & Services	17,859	17,588	16,253	1.54%	9.88%	35,273	32,535	8.42%	25,600
Total Services Expense	(6,435)	(5,910)	(3,794)	8.88%	69.61%	(12,286)	(8,853)	38.78%	(9,224)
Total Income from Fees & Services, Net	11,424	11,678	12,459	(2.18%)	(8.31%)	22,987	23,682	(2.93%)	16,376
OTHER OPERATING INCOME, NET									
Gains From Trading & Brokerage Activities	10,274	12,461	5,440	(17.55%)	88.86%	22,612	12,407	82.25%	14,727
Losses From Trading & Brokerage Activities	(2,157)	(4,448)	(2,437)	(51.51%)	(11.49%)	(6,561)	(5,573)	17.73%	(3,092)
Foreign Exchange Transactions, Net	(8,502)	(1,048)	1,330	711.26%	(739.25%)	(9,540)	1,104	(964.13%)	(12,187)
Total Other Operating Income, Net	(385)	6,965	4,333	(105.53%)	(108.89%)	6,511	7,938	(17.98%)	(552)
OTHER INCOME & EXPENSE									
Loan Loss Recoveries	3,194	3,645	1,987	(12.37%)	60.74%	6,803	5,696	19.43%	4,578
Non-operating Income	4,347	1,317	4,452	230.07%	(2.36%)	5,650	4,835	16.86%	6,231
Non-operating Expenses	(1,497)	(3,652)	(1,424)	(59.01%)	5.13%	(5,113)	(9,695)	(47.26%)	(2,146)
Income Attributable to Investments in Other Companies	61	3	128	1933.33%	(52.34%)	64	180	(64.44%)	87
Minority Interest	-	-	(6)	#DIV/0!	(100.00%)	-	(12)	(100.00%)	-
Total Other Income & Expense	6,105	1,313	5,137	364.97%	18.84%	7,404	1,004	637.45%	8,751
OPERATING EXPENSES									
Personnel Salaries & Expenses	(20,083)	(20,216)	(19,417)	(0.66%)	3.43%	(40,099)	(38,617)	3.84%	(28,788)
Administrative & Other Expenses	(13,540)	(14,512)	(14,652)	(6.70%)	(7.59%)	(27,908)	(28,119)	(0.75%)	(19,409)
Depreciation & Amortization	(5,718)	(4,438)	(3,837)	28.84%	49.02%	(10,112)	(7,636)	32.43%	(8,196)
Total Operating Expenses	(39,341)	(39,166)	(37,906)	0.45%	3.79%	(78,119)	(74,372)	5.04%	(56,393)
LOSS FROM PRICE-LEVEL RESTATEMENT	(2,518)	1,532	(3,517)	(264.36%)	(28.40%)	(1,001)	(3,725)	(73.13%)	(3,609)
INCOME BEFORE TAX	41,960	33,591	34,161	24.91%	22.83%	75,219	64,373	16.85%	60,147
Income Tax	(6,390)	(1,861)	(14)	243.36%	45542.86%	(8,233)	731	(1226.27%)	(9,160)
NET INCOME	35,570	31,730	34,147	12.10%	4.17%	66,986	65,104	2.89%	50,988

BANCO SANTIAGO & SUBSIDIARIES
Consolidated Financial Information

Millions of constant Chilean pesos of 06/30/02 purchasing power and thousands of US dollars at the 06/30/02 exchange rate of 697.62

	2Q 2002	1Q 2002	2Q 2001	YTD 2002	YTD 2002
	Ch$ Millions				US$ Thousands
SELECTED INCOME STATEMENT DATA					
Interest Revenue	158,173	112,462	166,368	269,522	386,345
Interest Expense	(82,551)	(48,239)	(100,084)	(130,312)	(186,795)
Net Interest Revenue	75,622	64,223	66,284	139,210	199,550
Provisions for Loan Losses	(8,947)	(12,954)	(12,629)	(21,773)	(31,210)
Total Income from Fees & Services, Net	11,424	11,678	12,459	22,987	32,951
Other Operating Income, Net	(385)	6,965	4,333	6,511	9,333
Loan Loss Recoveries	3,194	3,645	1,987	6,803	9,752
Other Income & Expense, Net	6,105	1,313	5,137	7,404	10,613
Operating Expenses	(39,341)	(39,166)	(37,906)	(78,119)	(111,979)
Loss from Price Level Restatement	(2,518)	1,532	(3,517)	(1,001)	(1,435)
Income Before Tax	41,960	33,591	34,161	75,219	107,822
Income Tax	(6,390)	(1,861)	(14)	(8,233)	(11,802)
Net Income	35,570	31,730	34,147	66,986	96,021
SELECTED BALANCE SHEET DATA					
Cash and Due from Banks	627,055	590,306	686,373		898,849
Financial Investments	908,709	893,673	823,522		1,302,585
Loans, Net	5,073,054	5,029,877	4,884,666		7,271,945
Loan Loss Reserves	(94,443)	(96,632)	(91,289)		(135,379)
Total Assets	6,968,150	6,914,259	7,129,496		9,988,461
Deposits	3,733,571	3,657,713	3,599,606		5,351,869
Other Interest Bearing Liabilities	2,220,672	2,198,662	2,174,074		3,183,211
Shareholders' Equity	490,126	455,409	487,787		702,569
FINANCIAL RATIOS					
Profitability & Efficiency					
Net Interest Margin (1)	5.04%	4.17%	4.79%	4.60%	
Return on Average Assets (1)	2.08%	1.82%	2.13%	2.21%	
Return on Average Equity (1)	28.49%	22.73%	28.62%	25.46%	
Efficiency Ratio	45.40%	47.26%	45.63%	46.30%	
Operating Expenses / Average Total Assets (1)	2.30%	2.24%	2.36%	2.27%	
Capital Adequacy					
Basle Ratio	12.88%	12.72%	11.25%		
Tier I Capital	6.33%	6.42%	6.19%		
Tier II Capital	6.55%	6.30%	5.06%		
Asset Quality					
Non-performing Loans / Total Loans (2)	2.21%	1.82%	2.26%		
Past Due Loans / Total Loans (3)	1.33%	1.34%	1.33%		
Loan Loss Reserves / Total Loans	1.83%	1.88%	1.83%		
Loan Loss Reserves / Past Due Loans	137.23%	143.51%	137.84%		
Official Risk Index (4)	1.35%	1.35%	1.32%		

1) Ratios have been annualized and are not necessarily indicative of full year values.
2) Non-performing loans include all loans that are one or more days overdue.
3) Past due loans include all loans that are 90 or more days overdue.
4) Unconsolidated risk index

BANCO SANTIAGO AND SUBSIDIARIES
Consolidated Balance Sheet
Millions of constant Chilean pesos of 06/30/02 purchasing power and thousands of US dollars at the 06/30/02 exchange rate of 697.62

	2Q 2002	1Q 2002	2Q 2001	2Q02-1Q02 % Change	2Q02-2Q01 % Change	2Q 2002 US$ Thousands
ASSETS						
Cash & Due From Banks						
Non-interest Bearing	545,306	559,064	649,967	(2.46%)	(16.10%)	781,666
Interbank Deposits - Interest Bearing	81,749	31,242	36,406	161.66%	124.55%	117,183
Total Cash & Due From Banks	627,055	590,306	686,373	6.23%	(8.64%)	898,849
Financial Investments						
Government Securities	455,498	413,840	331,657	10.07%	37.34%	652,931
Investments Purchased Under Agreements to Resell	5,294	7,005	9,298	(24.43%)	(43.06%)	7,589
Other Financial Investments	257,126	260,474	284,301	(1.29%)	(9.56%)	368,576
Investment Collateral Under Agreements to Repurchase	190,791	212,354	198,266	(10.15%)	(3.77%)	273,488
Total Financial Investments	908,709	893,673	823,522	1.68%	10.34%	1,302,585
Loans						
Commercial Loans	1,919,347	1,979,966	1,993,230	(3.06%)	(3.71%)	2,751,279
Consumer Loans	318,575	326,158	310,842	(2.32%)	2.49%	456,660
Mortgage Loans	1,061,258	1,040,819	1,020,955	1.96%	3.95%	1,521,255
Foreign Trade Loans	445,602	410,347	338,592	8.59%	31.60%	638,746
Interbank Loans	134,619	92,089	33,732	46.18%	299.08%	192,969
Leasing Contracts	290,304	280,040	260,610	3.67%	11.39%	416,135
Other Outstanding Loans	549,831	565,423	645,019	(2.76%)	(14.76%)	788,153
Past Due Loans	68,821	67,334	66,226	2.21%	3.92%	98,651
Contingent Loans	379,140	364,333	306,749	4.06%	23.60%	543,476
Total Loans	5,167,497	5,126,509	4,975,955	0.80%	3.85%	7,407,323
Reserve for Loan Losses	(94,443)	(96,632)	(91,289)	(2.27%)	3.45%	(135,379)
Total Loans, Net	5,073,054	5,029,877	4,884,666	0.86%	3.86%	7,271,945
Other Assets						
Bank Premises and Equipment	115,514	115,503	116,683	0.01%	(1.00%)	165,583
Assets Received or Awarded in Lieu of Payment	8,448	7,711	11,769	9.56%	(28.22%)	12,110
Investment in Other Companies	2,688	2,702	2,778	(0.52%)	(3.24%)	3,853
Assets to be Leased	16,885	11,538	13,319	46.34%	26.77%	24,204
Other	215,797	262,949	590,386	(17.93%)	(63.45%)	309,333
Total Other Assets	359,332	400,403	734,935	(10.26%)	(51.11%)	515,083
TOTAL ASSETS	**6,968,150**	**6,914,259**	**7,129,496**	**0.78%**	**(2.26%)**	**9,988,461**

LIABILITIES & SHAREHOLDERS' EQUITY

Deposits						
Non-interest Bearing						
Checking Accounts	508,712	488,817	480,179	4.07%	5.94%	729,211
Bankers Drafts and Other Deposits	462,095	367,663	546,766	25.68%	(15.49%)	662,388
Total Non-interest Bearing	970,807	856,480	1,026,945	13.35%	(5.47%)	1,391,599
Interest Bearing						
Savings Accounts and Time Deposits	2,762,764	2,801,233	2,572,661	(1.37%)	7.39%	3,960,271
Total Deposits	3,733,571	3,657,713	3,599,606	2.07%	3.72%	5,351,869
Other Interest Bearing Liabilities						
Chilean Central Bank Borrowings						
Credit Lines for Renegotiations of Loans	14,087	14,792	17,913	(4.77%)	(21.36%)	20,193
Other Central Bank Borrowings	46,010	18,187	36,357	152.98%	26.55%	65,953
Total Central Bank borrowings	60,097	32,979	54,270	82.23%	10.74%	86,146
Investments Sold Under Agreements to Repurchase	191,435	213,091	198,932	(10.16%)	(3.77%)	274,412
Mortgage Finance Bonds	1,113,547	1,093,460	1,062,688	1.84%	4.79%	1,596,209
Other Borrowings						
Bonds	218,615	224,586	236,508	(2.66%)	(7.57%)	313,373
Subordinated Bonds	274,854	262,694	261,655	4.63%	5.04%	393,988
Borrowings From Domestic Financial Institutions	71,113	180,911	208,557	(60.69%)	(65.90%)	101,937
Foreign Borrowings	253,912	152,271	112,373	66.75%	125.95%	363,969
Other Obligations	37,099	38,670	39,091	(4.06%)	(5.10%)	53,179
Total Other Borrowings	855,593	859,132	858,184	(0.41%)	(0.30%)	1,226,446
Total Other Interest Bearing Liabilities	2,220,672	2,198,662	2,174,074	1.00%	2.14%	3,183,211
Other Liabilities						
Contingent Liabilities	378,644	363,758	306,252	4.09%	23.64%	542,765
Other	145,137	238,717	561,593	(39.20%)	(74.16%)	208,046
Minority Interest	-	-	184	#DIV/0!	(100.00%)	-
Total Other Liabilities	523,781	602,475	868,029	(13.06%)	(39.66%)	750,811
Shareholders' Equity						
Capital and Reserves	423,140	423,679	422,683	(0.13%)	0.11%	606,548
Income (year to date)	66,986	31,730	65,104	111.11%	2.89%	96,021
Total Shareholders' Equity	490,126	455,409	487,787	7.62%	0.48%	702,569
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**6,968,150**	**6,914,259**	**7,129,496**	**0.78%**	**(2.26%)**	**9,988,461**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

Banco Santiago

Date: July 25, 2002

By:
Name: Juan Pedro Santa María
Title: General Counsel